UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2011

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City
70100, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

1.
On November 22, 2011, Kardan Israel Ltd. ("Kardan"), an Israeli company and a beneficial owner of approximately 24.41% of the outstanding shares of RRsat Global Communications Network Ltd. ("RRsat"), filed with the Israel Securities Authority its quarterly report for the nine month ended September 30, 2011.  In accordance with the laws of the State of Israel, the quarterly report included unaudited interim consolidated financial statements of RRsat as of September 30, 2011 and for the nine months ended September 30, 2011.  RRsat provided these unaudited interim consolidated financial statements to Kardan solely to enable it to comply with the laws of the State of Israel.  A copy of the RRsat unaudited interim consolidated financial statements included in Kardan's quarterly report is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

2.
On or about November 23, 2011, the registrant distributed a notice of an Extraordinary general meeting of shareholders to be held on December 29, 2011.  The registrant will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders of record after the record date for the meeting.

3.
On November 23, 2011, the registrant issued a press release "RRSAT ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER".  A copy of the press release is attached as Exhibit 99.4 to this report and is incorporated herein by reference.

Exhibit

Exhibit 99.1.	Unaudited interim consolidated financial statements of the registrant as of September 30, 2011.

Exhibit 99.2.	Proxy Notice for the Extraordinary General Meeting of Shareholders.

Exhibit 99.3.	Press release of the registrant, dated November 23, 2011 "RRSAT ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ David Aber
Name:	David Aber
Title:	Chief Financial Officer and Secretary

Date: November 23, 2011

Exhibit Index

Exhibit 99.1.	Unaudited interim consolidated financial statements of the registrant as of September 30, 2011.

Exhibit 99.2.	Proxy Notice for the Extraordinary General Meeting of Shareholders.

Exhibit 99.3.	Press release of the registrant, dated November 23, 2011 "RRSAT ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER".